Evanston Capital Management, LLC

1560 Sherman Avenue, Suite 960

Evanston, Illinois 60201

July 24, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Karen Rossotto

Re:	Evanston Alternative Opportunities Fund (the “Fund”)
Post-Effective Amendment to Registration Statement on Form N-2 (File Nos. 333-219360 and 811-22904) (the “Registration Statement”)

Dear Ms. Rossotto:

The Fund has filed the above-captioned Registration Statement on Form N-2, as amended. The Fund hereby seeks acceleration of the effectiveness of the Registration Statement to 12:00 PM Eastern Time on July 27, 2018, or as soon thereafter as possible.

In support of its request for acceleration, the Fund acknowledges that:

1.         The Fund is responsible for the accuracy and adequacy of the disclosures in the filing;

2.         Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

3.         The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

4.         The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very truly yours,

Evanston Alternative Opportunities Fund

By:	/s/ Scott Zimmerman
Scott Zimmerman
Secretary

Foreside Fund Services, LLC

3 Canal Plaza, Suite 100

Portland, Maine 04101

VIA EDGAR

July 24, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:     Ms. Karen Rossotto

Re:	Evanston Alternative Opportunities Fund (the “Fund”)
Post-Effective Amendment to Registration Statement on Form N-2 (File Nos. 333-219360 and 811-22904) (the “Registration Statement”)

Dear Ms. Rossotto:

The undersigned, as distributor of the above-captioned Fund, hereby joins in the Fund’s request that the effectiveness of the Fund’s Registration Statement on Form N-2, as amended, be accelerated to 12:00 PM Eastern Time on July 27, 2018, or as soon thereafter as possible.

Very truly yours,

FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	Vice President